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                                                                Exhibit (a)(8)

                       [LETTERHEAD OF AMF APPEARS HERE]


FOR IMMEDIATE RELEASE                        Contact:  Stephen E. Hare
June 28, 1999                                          Chief Financial Officer
                                                       (804) 730-4401

                                                       Renee Antolik
                                                       VP, Investor Relations
[LOGO OF AMF APPEARS HERE]                             (804) 730-4402
                                                       (800) 832-0151


                                                                   Press Release

        AMF Bowling, Inc. Announces Terms of $140 Million Rights Offering
                         and Tender Offer for Debentures

Richmond, Virginia--June 28, 1999--AMF Bowling, Inc. (NYSE: PIN) announced today the terms of its rights offering to raise up to $140 million and its tender offer for a portion of its outstanding Zero Coupon Convertible Debentures due 2018 as part of its previously announced recapitalization plan.

Under the terms of the rights offering, the Company will issue rights to subscribe for approximately 28 million shares of common stock. Each holder of common stock will receive .4698 rights for each share held at the close of business on July 7, 1999, the record date for the rights offering. Each whole right may be exercised for one share of common stock at a subscription price of $5.00 per share. AMF's common stock price closed at $6.313 on June 25, 1999. The rights are transferable and will be listed for trading on the NYSE under the symbol "PINRT." The rights will expire at 5:00 p.m., New York City time on July 28, 1999, unless extended by AMF.

The rights have an over-subscription privilege which entitles participating holders to elect to purchase a portion of the shares not purchased in the rights offering by other rights holders. The rights also include a conditional over-subscription privilege which entitles participating holders to elect to purchase additional shares to increase the total proceeds of the rights offering to $120 million, if the subscriptions otherwise received would not reach that amount. Certain of AMF's significant stockholders are currently expected to fully exercise their basic subscription privileges in the rights offering, subject to market conditions, and it is currently anticipated that some of those significant stockholders will exercise their conditional over-subscription privileges to an undetermined extent, subject to market conditions. However, those significant stockholders are not obligated to exercise their basic subscription and conditional over-subscription privileges in the rights offering.

The Securities and Exchange Commission has declared the registration statement with respect to the rights offering effective today. Prospectuses and certificates evidencing the rights will be mailed on or about July 9, 1999 to stockholders of record on the record date.

The Company also announced its tender offer for a minimum of 40% and up to 45.7% of the Company's outstanding zero coupon convertible debentures to be tendered by affiliates of
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Goldman, Sachs & Co. and Kelso & Company. The consideration for the tendered debentures is $140 cash per $1,000 principal amount of debentures at maturity. The Company will use a portion of the proceeds of the rights offering to pay for debentures tendered in the tender offer. Affiliates of Goldman Sachs and Kelso, who together own approximately 44% of the outstanding debentures, have indicated that they currently expect to tender their debentures pursuant to the tender offer, but they are not obligated to do so. If more than 45.7% of the outstanding debentures are tendered in the offer, AMF will purchase 45.7% of the outstanding debentures from tendering holders on a pro rata basis. Debentures may be tendered only in integral multiples of $1,000 principal amount at maturity. The tender offer is conditioned upon the rights offering closing with at least $120 million of total proceeds. The tender offer is expected to commence tomorrow. The tender offer and withdrawal rights for the tendered debentures will expire at 12:00 Midnight, New York City time, on July 28, 1999.

A portion of the proceeds of the rights offering will also be contributed to the Company's principal operating subsidiary and be used to fund future bowling center acquisitions, along with funds that may be available under the Company's credit agreement, and for general corporate purposes.

As part of its recapitalization plan, the lenders under AMF's credit agreement have amended the credit agreement to provide the Company with (i) the ability to resume its center acquisition program, (ii) greater financial flexibility under the covenants contained in its credit agreement and (iii) certain other modifications.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of AMF, and no such offer or solicitation will be made except in compliance with applicable securities laws. The rights offering will be made only by means of a prospectus. A copy of the prospectus may be obtained from the information agent for the rights offering, D.F. King & Co. To contact the Information Agent, banks and brokerage firms should call collect
(212) 269-5550, and others should call (800) 628-8532.

D.F. King is also acting as information agent for the tender offer. Morgan Stanley & Co. is acting as dealer-manager for the tender offer. Questions or requests for assistance or for copies of the Offer to Purchase may be directed to either the Information Agent or the Dealer Manager. To contact D.F. King in connection with the tender offer, banks and brokerage firms should call collect
(212) 269-5550, and others should call (800) 628-8532. To contact Morgan Stanley, please call (800) 223-2440, ext. 7898.


As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and/or operates 541 bowling centers throughout the world, with 418 centers in the U.S. and 123 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and Renaissance brands of billiards tables and owns the Michael Jordan Golf Company.

This press release contains forward-looking statements that are based upon the Company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially, all of which are difficult or impossible to predict and many of which are beyond the control of AMF. In light of the significant uncertainties inherent in forward-looking statements, the including of such forward-looking statements should not be regarding as a representation that the Company's objectives or plans will be realized. The Company does not hereby undertake to update such forward-looking statements.